SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number:  1-14126

                           NOTIFICATION OF LATE FILING


     (Check  One):  [ ] Form  10-K   [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: May 31, 2000
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant          Unidigital Inc.
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

   Pier 40, W. Houston Street @ Hudson River (formerly, 229 West 28th Street)
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City, State and Zip Code New York, New York 10014 (formerly, New York, New York
                         -------------------------------------------------------
                         10001)
                         ------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]  (a)   The  reasons described in  reasonable detail in Part III of this form could not be eliminated  without unreasonable effort or expense;

[X]  (b)   The subject  annual report, semi-annual report,  transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)   The  accountant's   statement  or  other  exhibit  required  by  Rule
           12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

          Unidigital Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended May 31, 2000 (the "Form 10-Q") without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in fully integrating recently acquired European and domestic businesses into the Company's operations. In addition, the Company has recently moved its executive offices from their prior location. The Form 10-Q is currently being prepared and will be filed no later than July 24, 2000.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

William E. Dye             (212) 989-3338 (formerly, (212) 244-7820)
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   (Name)                  (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see Exhibit A attached hereto and forming a part hereof.

      Unidigital Inc.
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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    July 17, 2000                     By: /s/ William E. Dye
                                              ----------------------------------
                                              Name:  William E. Dye
                                              Title:     Chief Executive Officer


     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    EXHIBIT A

                                     PART IV
                                OTHER INFORMATION

     (3) For the quarter ended May 31, 2000, the Company expects to report that it had a net loss of approximately $147,000, as compared to net income of $512,000 for the quarter ended May 31, 1999. For the nine months ended May 31, 2000, the Company expects to report that it had net income of approximately $704,000, as compared to net income of $1,350,000 for the nine months ended May 31, 1999. Net loss per share for the quarter ended May 31, 2000 is expected to be $(0.02) on a basic and diluted basis, as compared to net income per share of $0.10 and $0.09 on a basic and diluted basis, respectively, for the quarter ended May 31, 1999. Net income per share for the nine months ended May 31, 2000 is expected to be $0.12 and $0.11 on a basic and diluted basis, respectively, as compared to net income per share of $0.26 on a basic and diluted basis for the nine months ended May 31, 1999. The Company believes that such decrease in net income is attributable primarily to additional costs associated with the Company's Premedia Services division.